UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras discloses teaser for PBio’s sale of BSBios

Rio de Janeiro, December 20, 2019 – Petróleo Brasileiro S.A. – Petrobras reports that its wholly owned subsidiary Petrobras Biocombustíveis S.A. (PBio) has started the opportunity disclosure phase (teaser) related to the joint sale of all its shares in BSBios Indústria e Comércio de Biodiesel Sul Brasil S/A (“BSBios”).

PBio holds a 50% stake in BSBios and will sell it together with its partner, RP Biocombustíveis SA, which owns the remaining 50%, through a tender process carried out exclusively by PBio, aiming at selling 100% of BSBios shares, following PBio’s divestment systematic.

The teaser, which contains key asset information and eligibility criteria for selecting potential bidders, is available on the Petrobras website: https://www.investidorpetrobras.com.br/en/resultados-e-comunicados/teasers.

Upcoming key steps of the project will be timely informed to the market.

This disclosure complies with Petrobras’ and PBio’s divestment guidelines and the special asset divestment regime by federal mixed-capital companies, provided for in Decree 9,188/2017.

This transaction is in line with the portfolio optimization and the improvement of the company’s capital allocation, aiming at maximizing value for our shareholders.

About BSBios

BSBios owns two biodiesel plants:

i)

Passo Fundo Biodiesel Plant, located in the city of Passo Fundo, in the state of Rio Grande do Sul, with a production capacity of 288,000 m³/year (expected to expand to 414,000 m³/year of biodiesel in 2020), a crushing capacity of 1,152,000 tons/year and a storage capacity of 120,000 tons of grains, 60,000 tons of bran and 7,500 m³ of biodiesel; and

ii)

Marialva Biodiesel Plant, located in the city of Marialva, State of Paraná, with a production capacity of 414,000 m³/year and a storage capacity of 3,000 m³ of vegetable oil, 1,500 m³ of animal fat and 4,500 m³ of biodiesel.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer